05039238

ANGE COMMISSION
C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-52921

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fulcrum Global Partners LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL

535 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Goldman (212) 803-9094
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue	New York		10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income (Loss)**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity**
X	(f)	**Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
X	(g)	**Computation of Net Capital Pursuant to Rule 15c3-1**
X	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
	(k)	**A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of Consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report (under separate cover)**
X	(n)	**A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Financial Condition
Computation of Net Capital Pursuant to Rule 15c3-1
Supplemental Report on Internal Control

Oath or Affirmation

I, Michael C. Petrycki, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Fulcrum Global Partners LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael C. Petrycki
Chief Executive Officer
Fulcrum Global Partners LLC

Subscribed and sworn to before me
this 24 day of February, 2005.

Notary Public

HARRY NEEDLEMAN
Notary Public, State of New York
No. 024622502
Qualified in Westchester County
Commission Expires March 30, 2007

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

KPMG

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

The Members of
Fulcrum Global Partners LLC:

We have audited the accompanying statement of financial condition of Fulcrum Global Partners LLC as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fulcrum Global Partners LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2005

FULCRUM GLOBAL PARTNERS LLC

Statement of Financial Condition

December 31, 2004

Assets

Cash	$	52,963
Securities owned, at market value		19,598,722
Due from broker-dealers		361,875
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation and amortization of $ 2,668,371		2,399,431
Other assets		370,355
Total assets	$	22,783,346

Liabilities and Members' Equity

Liabilities:		
Securities sold, not yet purchased, at market value	$	1,984,965
Consulting fees payable		5,464,441
Payable to clearing organization, net		3,528,085
Accounts payable and accrued expenses		2,036,238
Payable to former members		381,991
Other liabilities		712,458
Subordinated borrowings		3,000,000
Total liabilities		17,108,178
Members' equity		5,675,168
Total liabilities and members' equity	$	22,783,346

See accompanying notes to statement of financial condition.

(1) Organization

Fulcrum Global Partners LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company acts as an executing broker or principal in the purchase and sale of U.S. listed equity securities and, as riskless principal only, in the purchase and sale of United States Treasury issued securities. The Company also executes various proprietary equity trading strategies principally in U.S. listed equity securities. The Company maintains a fully disclosed clearing agreement with a major clearing organization. The Company also supplies proprietary research and data and operates as a market maker in the over-the-counter and bulletin board equity securities markets. The Company does not engage in certain traditional investment banking activities.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date of the statement of financial condition. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

Securities Transactions

Agency securities transactions of the Company are recorded on a trade date basis. Proprietary securities transactions are recorded on the trade date, as if they had settled.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits at banks.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded on a trade date basis at market value based on quoted market prices from third parties. The Company's securities owned and securities sold, not yet purchased consist primarily of U.S. listed equity securities. Included in securities owned is a United States Treasury bill, face value of $255,000 and carrying value of $253,367, which the Company is required to hold as collateral to support the issuance of a letter of credit pertaining to a certain lease obligation.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, ranging from three to five years. Leasehold improvements are amortized over the lesser of the useful life of the related improvement or the term of the lease.

Stock Compensation

The Company's Phantom Unit Plan is accounted for in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation,* which establishes accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The portion of the award estimated to be settled in Member Units is calculated and included in members' equity. Included in accrued expenses is the balance of the award expected to be used to satisfy all related income and payroll tax obligations of the recipient. The Company estimates the fair value of the award at the date of grant based on management's estimate of the fair value of the Member Units at such grant date based on trailing revenues and market factors.

Recent Accounting Pronouncement

In 2004 the Company adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* ("SFAS 150"). SFAS 150 establishes standards for the classification and measurement of certain financial instruments that have both liability and equity characteristics and imposes additional disclosure requirements. SFAS 150 applies to financial instruments entered into or modified after May 31, 2003. The Fulcrum LLC Operating Agreement was modified as described in note 7 and accordingly the adoption of SFAS 150 did not impact members' equity or the Company's regulatory capital.

(3) Consulting Fees

The Company is a party to a nonexclusive consulting agreement with a service provider to have substantially all its personnel needs provided for. The amount included in consulting fees payable represents the accrued but unpaid amount relating to this consulting agreement.

(4) Payable to Clearing Organization and Broker-Dealers

Payable to clearing organization includes amounts due for margin financing provided by the clearing firm on certain equity security transactions and $830,881 of commission receivable on unsettled transactions at December 31, 2004. Due from broker-dealers includes amounts due for research provided to certain institutional broker-dealers.

(5) Commitments and Contingencies

The Company has direct obligations under several long-term non-cancelable operating leases for office space, expiring at various dates through 2010, whereby the Company is committed to pay minimum future rentals as follows:

	Minimum future rentals
Fiscal year ending December 31:	
2005	2,436,805
2006	2,436,499
2007	2,404,210
2008	2,312,223
2009	2,312,223
2010 and thereafter	2,312,223
	$ 14,214,183

The Company is a defendant in one legal action arising out of its business activities. Although the ultimate outcome of litigation involving the Company cannot be predicted with certainty, after reviewing this action with its counsel, management believes it has meritorious defenses to such action and believes the outcome of such litigation would not have a material adverse effect on the Company's financial position.

(6) Subordinated Borrowings

The Company maintains an aggregate $3,000,000 Junior Subordinated Revolving Credit Agreement ("Credit Agreement") with a major financial institution that expires on February 27, 2005. The aggregate principal amounts of the promissory notes cannot exceed $3,000,000. There was $3,000,000 outstanding as of December 31, 2004, all of which is due February 27, 2005. Interest is accruing at a rate of LIBOR plus 5%.

The Company entered into a new Revolving Subordinated Loan Agreement on February 11, 2005 to be effective February 27, 2005 with the same major financial institution. The aggregate principal amounts of the promissory notes cannot exceed $1,750,000 and will bear an interest rate of LIBOR plus 5%.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(7) Members' Equity

The Company's profits and losses are allocated among the active members based on their relative ownership percentages. Following a voluntary or involuntary withdrawal, a member of the Company will continue as a member unless either the Company or the member requests that such Member Units be redeemed. Upon notification by the Company or the member, the Member Units become mandatorily redeemable under SFAS 150 and are reclassed from members' equity to payable to former members. The amount payable to former members is calculated based on the Fulcrum LLC Operating Agreement. All distributions from the Company are subject to certain regulatory requirements.

(8) Phantom Unit Plan

In July 2002, the Company initiated a Phantom Unit Plan (the "Plan"), a form of stock-based compensation whereby certain individuals were granted Phantom Units. The Phantom Units vest either in one year or over three years. Phantom Units that vest over three years are amortized one-third after every twelve-months over a three-year period. After each twelve-month period, and after certain conditions are met, the Phantom Units are converted to Member Units. The Member Units are governed by the Fulcrum LLC Operating Agreement.

Phantom Units with a fair value of $1,366,250 were granted during 2004 with a weighted-average grant-date value of $20.51 per unit.

During 2004, the fair value of Phantom Units forfeited due to termination of employment and Phantom Units vested totaled $982,500 and $1,587,500, respectively.

A total of $1,383,437 was allocated between members' equity and accrued expenses as of December 31, 2004. The estimated portion of the award expected to be settled in Member Units is accrued in members' equity. The remaining portion is recorded in accrued expenses for the estimated withholding tax obligation expected to be paid by the Company on behalf of the recipient.

(9) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 1.81 to 1. The Company's net capital was $4,759,944, which was $3,759,944 in excess of its required net capital of $1,000,000.

The SEC may by order restrict, for a period of up to twenty business days, any withdrawal by a broker-dealer of equity capital, as defined, if such withdrawal when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.

(10) Income Taxes

The Company is a limited liability company that is treated as a partnership for federal, state and local income tax purposes. Accordingly, for the year ended December 31, 2004, the Company was not subject to federal or state income taxes. The members of the Company will be subject to income tax on their respective share of the Company's income. The Company is subject to the New York City unincorporated business tax ("UBT") and an estimated potential liability of $175,000 has been accrued for the year ended December 31, 2004.

(11) Fair Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires disclosures about the fair values of financial instruments for which it is practical to estimate fair value. Fair value is defined in SFAS No. 107 as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term and nature of such instruments. Estimates of fair value are made at a specific point in time, based on relevant market information and information about such financial instruments.

(12) Counterparty Credit Risk and Market Risk

As an institutional broker and dealer, the Company is primarily engaged in securities trading and brokerage activities with institutional investors including other brokers and dealers, hedge funds and money managers. As a result, the Company is exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of the contracts in which case the Company may be required to purchase or sell the underlying securities at prevailing market prices. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty.

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this $1,984,965 obligation at the market value of the related securities in the statement of financial condition at December 31, 2004. The Company will incur a trading loss on these securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2004. In security sales transactions, the Company is subject to risk of loss if the security is not received and the market value has increased over the contract amount of the transaction.

KPMG

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Members of
Fulcrum Global Partners LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Fulcrum Global Partners LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2005